Exhibit 99.1

For immediate release

PREVU* Data to be Presented at Arteriosclerosis, Thrombosis
and Vascular Biology Conference

Toronto, Ontario (March 27, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that a scientific abstract featuring PREVU* Point of Care (POC) Skin Sterol Test has been accepted for presentation at the American Heart Association’s 7th Annual Conference on Arteriosclerosis, Thrombosis and Vascular Biology, in Denver, Colorado, April 27 - 29, 2006.

The abstract accepted for presentation is Skin tissue cholesterol and C-reactive protein are associated with increased prevalence of metabolic syndrome in high-risk subjects by Julie Gillett, William Osler Health Center, Brampton, ON; Greg Pearce, Innovative Data Resources, Asheville, NC; and Michael Evelegh, Milan Gupta, McMaster University, Hamilton, ON.

The Arteriosclerosis, Thrombosis and Vascular Biology conference focuses on developing new research opportunities in arteriosclerosis, thrombosis and vascular biology to address prevention and improve methods for diagnosis and treatment of heart disease.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
# # #
For more information, please contact:
Sarah Borg-Olivier, Director, Communications, Tel: 416-222-3449 ext. 27, Email: sbolivier@premdinc.com